TAG Oil Announces Cardiff Transaction and Provides Update

Vancouver, British Columbia – October 17, 2007 – Independent Canadian oil and gas production and exploration company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced today that the Company has signed a letter of intent (“LOI”) with New Zealand based Genesis Energy to sell its 15.1% interest in PEP 38738-D and PMP 38156-D containing the Cardiff deep gas prospect for a combination of cash and a 1% royalty on any future production from both permits. The LOI is conditional to a formal agreement being signed as well as consents required under the joint venture operating agreement and the Ministry of Economic Development in New Zealand.

Garth Johnson, TAG Oil CEO stated, “The Cardiff transaction is the first transaction resulting from the Company’s review of it’s prospect portfolio and the decision was made to sell the interest in Cardiff after considering the risk profile associated with the project and the possible need to commit significant additional capital. As a result of TAG’s review of Cardiff the board felt it was prudent to mitigate the financial risk of Cardiff while still participating in the prospect’s upside through a royalty.”

In addition, TAG's primary asset, a 30.5% interest in the Cheal oil field, is currently producing at approximately 400 barrels of oil per day gross (TAG net: 122 barrels) as a result of Cheal B production being temporarily shut-down as part of the planned final construction process of the permanent B site facilities. This construction is anticipated to be completed by mid to late December and is expected to increase Cheal production to approximately 700 barrels of oil per day gross (TAG net: 214 barrels) as well as significantly reducing production costs at the Cheal B site. In addition the Cheal A4 well, one of the field's better producers, is currently producing at a reduced daily rate of approximately 140 barrels of oil per day as a result of a casing leakage that has occurred in the well. The joint venture is presently taking steps to resolve this operational issue and is considering a possible workover with a goal to return the well to full production capability of approximately 250 barrels of oil per day.

The Cheal joint venture is also considering plans to drill two additional wells from the Cheal A site (Cheal A5 and Cheal A6) subject to a review of drilling costs and consideration of drilling Cheal A5 as a horizontal well to maximize flow rate and drainage in this proven pool.

Finally, TAG also announced that after holding discussions with a number of key advisory firms and after completing an internal review of the Company’s assets, a strategy has been developed, to better position the Company for future growth. This includes further development of the Cheal and surrounding acreage and, balancing the financial exposure on exploration prospects through farm-out while maintaining upside in the event of discovery. “At the current time, and after establishing relationships with key advisory firms, we decided that the Company will defer the appointment of an advisor in order to focus efforts on Cheal, Cardiff and certain other transactions that have recently become available to the Company.” CEO Garth Johnson stated.

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration and production company with international operations in the Taranaki and East Coast Basins of New Zealand.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in, but are not limited to, filings that the Company and its independent evaluator have made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:
Garth Johnson
gje@tagoil.com
604-609-3350

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